APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Wild Orchid Bakery LLC
Balance Sheet - unaudited
For the period ended 5/31/2021

	Current Period 1/1/2021-5/31/2021	Prior Period 1/1/2020-12/31/2020
ASSETS		
Current Assets:		
Cash	$ (600.00)	$ 500.00
Petty Cash	250.00	500.00
Accounts Receivables	-	-
Inventory	500.00	3,000.00
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	150.00	4,000.00
Fixed Assets:		
Land	-	-
Buildings	-	5,703.50
Furniture and Equipment		15,083.97
Computer Equipment	400.00	400.00
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	400.00	21,187.47
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	10,400.00
Other Assets	67,539.52	41,954.03
Total Other Assets	67,539.52	52,354.03
TOTAL ASSETS	$ 68,089.52	$ 77,541.50
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ 9,521.50	$ 14,921.50
Business Credit Cards	-	-
Sales Tax Payable	1,068.00	620.00
Payroll Liabilities	1,500.00	6,000.00
Other Liabilities	-	-

Current Portion of Long-Term Debt		-	-
Total Current Liabilities		12,089.50	21,541.50
Long-Term Liabilities:			
Notes Payable		56,000.02	56,000.00
Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		56,000.02	56,000.00
EQUITY			
Capital Stock/Partner's Equity		-	-
Opening Retained Earnings		-	-
Dividends Paid/Owner's Draw		-	-
Net Income (Loss)		-	-
Total Equity		-	-
TOTAL LIABILITIES & EQUITY	$	68,089.52	$ 77,541.50
Balance Sheet Check		0.00	-

Wild Orchid LLC

Profit and Loss

Jan 01, 2020 - Dec 31, 2020

Income

Business Income	$14,757
TOTAL INCOME	**$14,757**

Expenses

Advertising	$2,257
Car and truck	$1,486
Commissions	$360
Contract labor	$571
Entertainment	$0
Equipment rent and lease	$0
Insurance	$382
Interest paid	$5,250
Legal and professional services	$665
Loan principal	-$54,450
Materials & Supplies	$13,561
Meals	$331
Office expenses	$466
Other business expenses	$20,719
Rent and lease (business bldg/land)	$10,400
Repairs and maintenance	$8,029
Taxes and licenses	$55
Travel expenses	$0
Utilities	$1,099
TOTAL EXPENSES	**$11,181**
NET INCOME	**$3,576**

I, Shelly-Anne Storer, certify that:

1. The financial statements of Wild Orchid Bakery LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Wild Orchid Bakery LLC has not been included in this Form as Wild Orchid Bakery LLC was formed on 06/19/2020 and has not filed a tax return to date.

Signature   *Shelly-Anne Storer*

Name: Shelly-Anne Storer

Title: Owner/Executive Chef